Norwood P. Beveridge, Jr. of Loeb & Loeb LLP 345 Park Avenue New York, NY 10154-1895	Direct 212.407.4970 Main 212.407.4000 Fax 212.202.7829 nbeveridge@loeb.com
Via EDGAR

November 24, 2006

Securities and Exchange Commission 150 F Street, NE Washington, DC 20549

Re:	Fuwei Films (Holdings) Co., Ltd. Registration Statement on Form F-1

Ladies and Gentlemen:

On behalf of Fuwei Films (Holdings) Co., Ltd., a Cayman Islands corporation (the “Company”), we transmit herewith for filing with the Securities and Exchange Commission (the “Commission”), pursuant to Section 6 of and Regulation C under the Securities Act of 1933, as amended, and Rule 101(a)(1)(i) of Regulation S-T under the Commission’s Electronic Data Gathering and Retrieval System (EDGAR), one complete electronic version of the Company’s Registration Statement on Form F-1, together with exhibits thereto (the “Registration Statement”). Payment of the applicable registration fee has been made to the Commission’s account at Mellon Bank (CIK #: 0001381074)

Please note that the Registration Statement has been reviewed on a confidential basis by Jennifer Hardy and Craig Slivka in the Division of Corporation Finance pursuant to the procedures adopted by the Commission with respect to first time offerings by foreign private issuers.

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, or desire any further information or clarification in respect of the Registration Statement, please do not hesitate to contact Xiaoan He of the Company at (011) 86-536-8788106, the undersigned at (212) 407-4970 or Neil Natale of this firm at (212) 407-4934 or for further information or clarification in respect of the financial disclosure contained in the Registration Statement, Jack Chow at (011) 852-2826-8066 or Kenneth Bunce at (011) 852-2869-4930 of KPMG Hong Kong.

Very truly yours,

/s/ Norwood P. Beveridge, Jr.
Norwood P. Beveridge, Jr.
of Loeb & Loeb LLP

Los Angeles New York Chicago Nashville www.loeb.com

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